Exhibit 99.2

ZK International Group Co., Ltd., Wins $8 Million Bid with Chongqing Gas Group to Supply the Municipal Gas Infrastructure Project, thus Strengthening its Competitive Edge in the Western China Gas Market

WENZHOU, China, December 19, 2023 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a leading designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products for sophisticated water or gas pipeline systems, proudly announces a new marketing and sales achievement. The Company has successfully secured an $8 million bid in collaboration with Chongqing Gas Group, bolstering its new position as a key player in the Western China gas market.

Chongqing City, the fourth largest Chinese city with an estimated urban population of 16.34 million, is set to benefit from ZK International's expertise. The $8 million bid pertains to the gas piping infrastructure procurement program initiated by the Chongqing Gas Group for its municipal gas piping infrastructure project.

China's Ministry of Ecology and Environment's 2020 initiative to replace coal with clean energy in the heating systems of 7.09 million households in the northern provinces has spurred a surge in demand for natural gas and gas piping infrastructure. Chongqing Gas Group, a flagship division of China Resources Gas Group Limited, has been a pioneer in the urban pipeline gas business since 1995. As a key player in the energy sector, it has evolved into an integrated energy service provider with core businesses encompassing natural gas sales, integrated energy services, energy trade, and energy transmission and distribution. Chongqing Gas Group Co., Ltd., is listed on the Shanghai Stock Exchange, under the stock code 600917 and has a market capitalization of $1.5 Billion with annual sales of $1.22 Billion in revenue.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We are pleased to be selected as a key supplier for the municipal natural gas infrastructure program amongst several of our competitors during this bidding process as well as to start a new working relationship with Chongqing Gas Group. We are excited that this bidding success, along with other key pending contracts and agreements will allow us to expand our presence to Western China in Chongqing city.”

About Chongqing Gas Group.

Chongqing Gas Group is a China-based company principally engaged in gas-related businesses. The Company's main businesses are pipeline gas supply, installation services of gas facilities and equipment, comprehensive services, and comprehensive energy. Chongqing Gas Group’s service network covers 26 administrative regions in Chongqing Municipality and Baojing County in Hunan Province, serving 5.64 million households. Chongqing Gas Group Co., Ltd. is a listed company controlled by China Resources Gas Holdings Co., Ltd., and was listed on the Shanghai Stock Exchange on September 30, 2014, stock code: 600917.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 46 patents, 46 trademarks, 5 Software Copyrights, 2 National Innovation Fund Awards, and 41 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.